
SEC MAIL
RECEIVED
PROCESSING
FEB 27 2007
WASH. D.C.
186
SECTION
07002803

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2007 |
| Estimated average burden hours per response...... | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 42193 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TM CAPITAL CORP.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE BATTERY PARK PLAZA - 24th FLOOR
(No. and Street)

| NEW YORK | NY | 10004 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL R. SMOLEVITZ 212-809-1416
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERDON LLP
(Name – *if individual, state last, first, middle name*)

| ONE JERICHO PLAZA | JERICHO | NY | 11753 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



# OATH OR AFFIRMATION

I, W. GREGORY ROBERTSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TM CAPITAL CORP., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BETTY I. YOUNG
Notary Public, State of New York
No. 01YO6114805
Qualified in New York County
Commission Expires August 23, 2008

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


BERDON



## INDEPENDENT AUDITORS' REPORT

To the Stockholders of
TM Capital Corp.
New York, New York

We have audited the accompanying statement of financial condition of TM Capital Corp., as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial position presents fairly, in all material respects, the financial position of TM Capital Corp. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Berdon LLP
Certified Public Accountants

February 13, 2007



**Berdon LLP**
*CPAs and Advisors*

International Association of Practicing Accountants

*Reply to:*
*One Jericho Plaza*
*Jericho, NY 11753*
*Ph: 516.931.3100*
*Fax: 516.931.0034*

*360 Madison Avenue*
*New York, NY 10017*
*Ph: 212.832.0400*
*Fax: 212.371.1159*
*www.BERDONLLP.com*

**EXHIBIT A**

## TM CAPITAL CORP.

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2006

### ASSETS

| | | |
|---|---|---|
| CASH AND CASH EQUIVALENTS | | $ 954,596 |
| FEES RECEIVABLE | | 284,616 |
| MARKETABLE SECURITIES | | 46,710 |
| PREPAID EXPENSES | | 64,388 |
| PROPERTY AND EQUIPMENT: | | |
| Equipment | $ 349,232 | |
| Furniture | 203,275 | |
| Computer software | 37,415 | |
| Leasehold improvements | 59,537 | |
| TOTAL PROPERTY AND EQUIPMENT | 649,459 | |
| Less, accumulated depreciation and amortization | 606,937 | |
| PROPERTY AND EQUIPMENT - NET | | 42,522 |
| OTHER ASSETS | | |
| Deposits | | 23,586 |
| TOTAL ASSETS | | $ 1,416,418 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Accounts payable and accrued expenses | $ 492,381 |
| Unamortized deferred rent abatements | 93,781 |
| TOTAL LIABILITIES | 586,162 |
| COMMITMENTS AND CONTINGENCIES | |
| STOCKHOLDERS' EQUITY: | |
| Common stock - $.01 stated value: 3,000 shares authorized; 1,062 shares issued and outstanding | 11 |
| Additional paid-in capital | 1,165,807 |
| Accumulated (deficit) | (353,247) |
| Accumulated other comprehensive income | 17,685 |
| TOTAL STOCKHOLDERS' EQUITY | 830,256 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 1,416,418 |

The accompanying notes to statement of financial condition are an integral part of this statement.

# TM CAPITAL CORP.

## NOTES TO STATEMENT OF FINANCIAL CONDITION

### NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

TM Capital Corp. (the "Company") was incorporated on July 26, 1989. The Company provides merchant banking and financial advisory services to clients. The Company is registered as a broker/dealer under the rules and regulations administered by the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company transacts its business with customers located throughout the United States and overseas.

### NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Revenue Recognition

Fee revenue is recognized when earned, which generally occurs upon consummation of a transaction or pursuant to the terms of an engagement letter.

(b) Fees Receivable

Fees receivable have been reduced for all known bad debts and allowances. No allowance for doubtful accounts was provided as of December 31, 2006, as management believed that there were no material, additional, probable losses at that date.

(c) Property and Equipment

Property and equipment is stated at cost. Depreciation and amortization are computed, using accelerated methods which differ from generally accepted accounting principles; however, such differences are immaterial. Depreciation and amortization are computed over the estimated useful lives of the assets, principally three to seven years.

(d) Income Taxes

The Company has elected to be treated as an "S" corporation for federal income tax purposes, whereby the taxable earnings of the Company are taxed directly to the stockholders. The income tax provision relates to state and local income taxes. The Company's method of accounting for income taxes is an asset and liability approach, which requires the recognition of material deferred tax liabilities and assets at enacted tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences are recognized to the extent that realization is probable.

(e) Cash Equivalents

For purposes of the statement of cash flows, the company considers highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

(f) Use of Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies, if any, at the date of the financial statements, and revenue and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 3 - MARKETABLE SECURITIES

At December 31, 2006, marketable securities have been categorized as available for sale and, as a result, are stated at market value. Market values are based on quoted market prices. Unrealized gains and losses are reflected in the accumulated other comprehensive income component of stockholders' equity.

Marketable securities classified as current assets at December 31, 2006 include the following:

| | Cost | Gross Unrealized Gains | Gross Unrealized (Losses) | Estimated Fair Value |
|---|---|---|---|---|
| Marketable equity securities | $ 29,025 | $ 17,685 | $ - | $ 46,710 |

## NOTE 4 - RETIREMENT PLAN

The Company maintains a defined contribution simplified employee pension plan. The plan covers all employees who have attained the age of 21 years and have performed one year of service. Company contributions to the plan are at the discretion of management.

## NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company is obligated under operating leases for the rental of office space and office equipment.

Future minimum rental payments required to be paid under these leases are as follows:

| For the Year Ending December 31, | Amount |
|---|---|
| 2007 | $ 351,237 |
| 2008 | 342,825 |
| 2009 | 261,344 |
| | $ 955,406 |

Unamortized deferred rent abatements arise due to the straight lining of minimum monthly payments due under the office leases.

## NOTE 6 - NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, as defined. At December 31, 2006, the Company had net capital of $408,137, which was $369,060 in excess of its required net capital of $39,077, and its net capital ratio was 1.44 to 1.

NOTE 7 - CREDIT RISK

(a) The Company's exposure to credit risk arises from the potential inability of clients to perform under the terms of the contracts. The Company attempts to limit its exposure to credit risk arising from investment banking fees receivable by dealing with credit-worthy clients, and through the use of various monitoring techniques.

(b) At December 31, 2006, the Company had cash on deposit with one financial institution in excess of the federally insured amount.



BERDON

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholders of
TM Capital Corp.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of TM Capital Corp. (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences as required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures referred to in the preceding paragraph.



**Berdon LLP**
*CPAs and Advisors*



*Reply to:*
*One Jericho Plaza*
*Jericho, NY 11753*
*Ph: 516.931.3100*
*Fax: 516.931.0034*

*360 Madison Avenue*
*New York, NY 10017*
*Ph: 212.832.0400*
*Fax: 212.371.1159*
*www.BERDONLLP.com*

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to and should not be used by anyone other than these specified parties.

Certified Public Accountants

February 13, 2007




END